UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

UNIPROP MANUFACTURED HOUSING COMMUNITIES INCOME FUND II
‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑
(Name of Issuer)

UNITS OF LIMITED PARTNERSHIP INTEREST
‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑
(Title of Class of Securities)

none or unknown
‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑
(CUSIP Number)

February 4, 2019
‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑
(Date of Event Which Requires Filing of this Statement)

Check theappropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]     Rule 13d‑1(b)

        [X]     Rule 13d‑1(c)

        [ ]     Rule 13d‑1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages(s))

                                SCHEDULE 13G

‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

1)   Name of Reporting Persons

MacKenzie Badger Acquisition Co. 4, LLC
MacKenzie Realty Capital, Inc.
MP Income Fund 12, LLC
MP Income Fund 14, LLC
MacKenzie Badger Acquisition Co., LLC
MPF DeWaay Fund 4, LLC
MPF DeWaay Fund 8, LLC
MPF Flagship Fund 14, LLC
MPF Income Fund 22, LLC
‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑
2)   Check the Appropriate Box  (a)  [   ]
     if a Member of a Group
     (See Instructions)  (b)  [X]

‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

3)   SEC Use Only

‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

4)   Citizenship or Place of Organization

       Reporting Person Citizenship or State

California, except MacKenzie Realty Capital, Inc., which is a Maryland corporation

‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

Number of Shares
Beneficially Owned
by Each Reporting
Person with :

(5) Sole Voting Power

215,516

(6)  Shared Voting Power

0

(7)  Sole Dispositive Power

215,516

(8)  Shared Dispositive Power

0

‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

9)   Aggregate Amount Beneficially

     Owned by Each Reporting Person

215,516*

‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

10)  Check if the Aggregate Amount                                          [   ]
     in Row 9 Excludes Certain
     Shares (See Instructions)

‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

11)  Percent of Class Represented
     by Amount in Row 9                                                         6.5%

‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

12)  Type of Reporting Person
     (See Instructions)

OO

‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

Item 1.
‑‑‑‑‑‑

     (a) and (b) The name of issuer as to whose securities this statement relates is Uniprop Manufactured Housing Communities Income Fund II (the "Issuer") a Michigan limited partnership.  Its principal business address is 280 Daines Street, Birmingham, Michigan 48009.

Item 2.
‑‑‑‑‑‑‑

     (a‑c) Each of:
MacKenzie Badger Acquisition Co. 4, LLC
MP Income Fund 12, LLC
MP Income Fund 14, LLC
MacKenzie Badger Acquisition Co., LLC
MPF DeWaay Fund 4, LLC
MPF DeWaay Fund 8, LLC
MPF Flagship Fund 14, LLC
MPF Income Fund 22, LLC

are organized under the laws of the State of California.  MacKenzie Realty Capital, Inc.
is organized under the laws of the State of Maryland.  The principal address of the Reporting Persons is 89 Davis Road, Suite 100, Orinda CA 94563.

(d‑e)  The subject securities are the issuer's units of limited partnership interest

Item 3. If this statement is filed pursuant to Rules 13d‑1(b), or 13d‑2(b) or (c) check whether the person filing is a:
‑‑‑‑‑‑

         (a‑j) Not applicable.

Item 4.  Ownership.
‑‑‑‑‑‑   ‑‑‑‑‑‑‑‑‑

*MacKenzie Capital Management, LP is the manager of each of the LLC Reporting Persons, and it has the power to direct the voting or disposition of the shares owned by the Reporting Persons, although is not the beneficial owner of any shares.  MCM Advisers, LP (an affiliate of MacKenzie Capital Management, LP) is the investment adviser to MacKenzie Realty Capital, Inc and has the power to direct the voting or disposition of the shares owned by it. Each of the Reporting Persons disclaims beneficial ownership of the other Reporting Persons’ shares pursuant to Rule 13d-4

Item 5.  Ownership of Five Percent or Less of a Class.
‑‑‑‑‑‑   ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

         Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
‑‑‑‑‑‑   ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

         Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which
‑‑‑‑‑‑   ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑-------------
         Acquired the Security Being Reported on By the Parent Holding
         ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑----------------
         Company.
         ‑‑‑‑‑‑‑-----

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
‑‑‑‑‑‑   ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑
          Not applicable.

Item 9.   Notice of Dissolution of Group.
‑‑‑‑‑‑    ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

          Not applicable.

Item 10.  Certification.
‑‑‑‑‑‑‑  ‑‑‑‑‑‑‑‑‑‑‑‑‑

   By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 4, 2019

MacKenzie Badger Acquisition Co. 4, LLC
MP Income Fund 12, LLC
MP Income Fund 14, LLC
MacKenzie Badger Acquisition Co., LLC
MPF DeWaay Fund 4, LLC
MPF DeWaay Fund 8, LLC
MPF Flagship Fund 14, LLC
MPF Income Fund 22, LLC
By: MacKenzie Capital Management, LP, Manager

By:  __/s/ Chip Patterson_____________________________________
Chip Patterson, Managing Director

MacKenzie Realty Capital, Inc.

By:  __/s/ Chip Patterson_____________________________________
Chip Patterson, Secretary